GRAUBARD MILLER THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, N.Y. 10174-1901 (212) 818-8800
FACSIMILE		DIRECT DIAL NUMBER
(212) 818-		(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

October 1, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	Global Brands Acquisition Corp. Registration Statement on Form S-1 File No. 333-145684 Filed August 24, 2007

Dear Mr. Reynolds:

On behalf of Global Brands Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 25, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jay Williamson. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	In an appropriate section, clarify the reference to the “branded consumer sector.”

We have revised the disclosure on page 1 of the Registration Statement as requested.

2.

Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

We supplementally advise the Staff that the underwriting arrangements are currently being reviewed by the Financial Industry Regulatory Authority (“FINRA”) and have not been cleared by FINRA at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the FINRA “no-objection” letter or arrange for a call to you from

Securities and Exchange Commission
October 1, 2007

FINRA once FINRA has stated that it has no objections regarding the underwriting arrangements in this offering.

3.	Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

Prior to effectiveness, we will have an AMEX representative call the Staff to confirm that the Company’s securities have been approved for listing.

4.

In responding to the foregoing, we note your disclosure on page 18 that you “determined the size of the offering based on [y]our estimate of the capital required to facilitate [y]our combination with one or more viable target[s]...” Please explain your definition of a “stand-alone public entity” and explain the analysis you use to assess whether a company could be viable as a stand-alone public company.

We have revised the disclosure on page 20 of the Registration Statement to remove the above-referenced phrase as it was confusing and have provided further clarification as to the determination of the size of the offering.

5.

We note that JLJ Partners, LLC (“the LLC”) will purchase your warrants, and currently owns a substantial portion of your common stock. We also note disclosure indicating that the LLC is beneficially owned by your management. Please revise to include:

a.	The number of investors in the LLC;
b.	A statement indicating whether the LLC investors are accredited;
c.	A statement clarifying whether the LLC has other investments or was created for the purposes of investing in the SPAC;
d.	A discussion of the steps taken to determine that these entities have the financial wherewithal to fulfill their purchase obligations; and
e.	A statement indicating whether the LLC, or its investors may dispose of, dilute, or otherwise transfer the risk of ownership in the LLC or SPAC during the escrow period.

If the LLC is wholly owned by your management, please revise to indicate in lieu of a response to a-c. In addition, please advise us of the foregoing items a-d with respect to Sportswear Holdings Limited and indicate its current capitalization.

With respect to parts (a), (b), (c) and (e) of the Staff’s questions concerning JLJ Partners LLC (“JLJ”), we have revised the disclosure on pages 2, 3, 9, 75, 79, 82 and 83 of the Registration

Securities and Exchange Commission
October 1, 2007

Statement as requested. We will also file as an exhibit to the Registration Statement an agreement from the equity holders of JLJ indicating they will not transfer their JLJ ownership interests to anyone other than the Company’s founders or sponsors (as defined in the Registration Statement) or their affiliates during the escrow period.

With respect to part (d) of the Staff’s questions concerning JLJ, the disclosure on page 78 of the Registration Statement currently indicates that the purchase price for the sponsor’s warrants must be delivered to Graubard Miller, acting as escrow agent in connection with the private sale of the sponsor’s warrants, at least 24 hours prior to the date of the Company’s prospectus. Accordingly, the Company will not request acceleration of the Registration Statement unless such funds have been deposited in escrow with Graubard Miller. We therefore do not believe any revision to the disclosure in the Registration Statement is necessary with respect to this portion of the Staff’s comment.

With respect to the Staff’s questions concerning Sportswear Holdings Limited (“Sportswear”), as indicated on page 68 of the Registration Statement, Sportswear was formed in 1989 to acquire the Tommy Hilfiger business with Mr. Hilfiger, Joel J. Horowitz and Silas Chou. Sportswear is owned 50% by Mr. Stroll and his affiliates and 50% by Mr. Chou and his affiliates. Additionally, as originally indicated on page 10 of the Registration Statement, each of JLJ and Sportswear has agreed to provide the Company’s audit committee, on a semi-annual basis, with evidence that it has, or has access to, sufficient net liquid assets available to consummate the co-investment. We have revised the disclosure on pages 9, 79 and 83 to clarify that such entities have already provided the Company with such information.

6.

Please revise to disclose whether any current member of your board or management team is currently, or has been, associated with other special purpose acquisition companies or other entities with business plans similar to yours.

We have revised the disclosure on pages 1 and 31 of the Registration Statement to indicate that none of the Company’s officers or directors is currently, or has been, associated with other specified purpose acquisition companies or other entities with business plans similar to the Company.

7.

We note disclosure throughout your Form S-1 indicating that management may purchase additional shares in the company following the offering, and that these shares will be voted in favor of any business combination. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases, including any factors relating to the anticipated approval or disapproval of the business combination.

We have revised the disclosure on pages 14 and 74 of the Registration Statement to indicate that the Company’s existing stockholders, including its officers and directors, have no current intention of purchasing any shares in the offering or in the aftermarket. As a result, the

Securities and Exchange Commission
October 1, 2007

factors that such individuals would consider in determining to make such purchases are entirely speculative at this point and cannot be determined.

Summary

8.

Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the plain English requirements of Regulation C. Your current summary is almost 18 pages in length and portions appear to have been copied verbatim from elsewhere in your document. In several instances your paragraphs run to almost a page in length. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C.

We have revised the disclosure throughout the Registration Statement to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C as requested.

9.

Starting on page one, the company presents biographic summaries of its management which appear to be more appropriate as Item 401 disclosure than Summary disclosure. We also note that this information is repeated in the Proposed Business section. Please revise to:

a.	Shorten the summary and eliminate duplicative disclosure;
b.

Ensure that this disclosure is not unduly promotional and is balanced. For example, we note your reference to an 800% increase in sales at Michael Kors but you do not indicate the absolute sales increase or the time period the increase occurred over. In addition, it is unclear as to how this information is relevant to your company. Please remove promotional disclosure both here and in the business section; and

c.	include a statement that management’s past successes are not necessarily indicative of future success, especially given the unique SPAC structure.

We have revised the disclosure on pages 1 and 52 of the Registration Statement as requested.

10.

You disclose, here and elsewhere, substantial information about your “management’s track record of successfully investing in and operating companies.” However, as your business model is more transactional in nature, a discussion of the deals management has been involved in, including their experience sourcing deals, conducting due diligence, and negotiating terms, would appear to be more relevant. Please revise your

Securities and Exchange Commission
October 1, 2007

disclosure accordingly. This comment is subject to our immediate prior comment regarding balance.

We have revised the disclosure on page 52 of the Registration Statement as requested.

11.

Your disclosure on page 8 indicates that the founders’ warrants, and not merely the shares underlying the warrants, will be subject to registration rights. However, these warrants are only exercisable if your common stock exceeds $14.25 for a specified period and are thus different from your public warrants. As an initial matter, please clarify whether the exercise restriction will be a term of the warrant or is specific to your founders’ ownership. Also, please confirm the steps that the company will take to avoid confusion in the marketplace with respect to its warrants, which appear to have different terms, but similar names.

We have revised the disclosure on pages 2 and 82 of the Registration Statement to clarify that (i) the founders’ warrants will only become transferable to anyone other than one of the Company’s founders or their affiliates after they become exercisable and (ii) the founders’ warrants will be issued in the same form as the Company’s public warrants. Accordingly, we respectfully do not believe that there will be any confusion in the marketplace – once the founders’ warrants become exercisable and are transferred, they will be identical to the public warrants.

12.

We note that your offering provides for a $25 million co-investment to be made by JLJ Partners and Sportswear Holdings Limited concurrent with the consummation of your initial business combination. We further note that the control persons of these entities will play a major role in searching for a target. Given these facts, please revise the disclosure in all appropriate sections to:

a.	Discuss how the co-investors were capitalized for purposes of making these purchases, including a statement of whether they currently have funds available to satisfy this obligation; and
b.	Discuss the purpose of the co-investment.

With respect to the first part of the Staff’s comment, as indicated in response to comment 5 above, as originally indicated on page 10 of the Registration Statement, each of JLJ and Sportswear has agreed to provide the Company’s audit committee, on a semi-annual basis, with evidence that it has, or has access to, sufficient net liquid assets available to consummate the co-investment. We have revised the disclosure on pages 9, 79 and 83 to clarify that such entities have already provided the Company with such information. We respectfully do not believe disclosing how the entities were capitalized to make these purchases are relevant or material to an investor – the important fact is that they have sufficient funds to make such purchases.

Securities and Exchange Commission
October 1, 2007

With respect to the second part of the Staff’s comment, we currently make the following disclosure on page 3 of the Registration Statement:

“The proceeds from the sale of the co-investment units will provide us with additional equity capital to fund our initial business combination.”

We have revised the disclosure on pages 3 and 4 of the Registration Statement to provide additional possible uses of the proceeds from the sale of the co-investment units and now believe the purpose is adequately disclosed.

13.	We note reference throughout to your “founders” and “management team.” Please revise to clarify the difference between these two groups.

We have revised the disclosure on page 1 of the Registration Statement as requested.

14.

On page 8 you state that “[t]he securities will be released from escrow earlier than as described above if the over-allotment option is not exercised in full or in part...” Please clarify the meaning of this statement and confirm, if true, that the only securities being released from escrow prior to your initial business combination would be cancelled in connection with your over allotment option.

We have revised the disclosure on page 2 of the Registration Statement as requested. Please note, however, that the disclosure originally set forth on page 8 of the Registration Statement set forth two additional situations in which the securities would be released from escrow prior to the expiration of the escrow term – (i) if the last sales price of the Company’s common stock equals or exceeds $14.25 per share for any 20 trading days within any 30-trading day period beginning 90 days after the Company’s initial business combination or (ii) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Such situations continue to exist.

15.	Please clarify the “certain exceptions” referred to on page 8 with respect to the sale and transfer restrictions on the founders’ securities.

In response to comment 8 above, we have removed the above-referenced disclosure from the “Summary.” Furthermore, the “certain exceptions” are fully disclosed on pages 76 and 77 of the Registration Statement.

16.	Please revise to indicate, if true, that the amount of reimbursements sought by your management is unlimited.

We have revised the disclosure on page 11 of the Registration Statement as requested.

Securities and Exchange Commission
October 1, 2007

17.

Please clarify the terms of the right of refusal. For example, would this require presenting suitable business opportunities that were known by these individuals prior to the completion of the IPO? We may have further comment.

We have revised the disclosure on pages 11 and 74 of the Registration Statement as requested.

18.

Please revise to clarify your page 14 statement that “[t]he approval of the proposal to amend our amended and restated certificate of incorporation to provide for our perpetual existence would require the affirmative vote of a majority of our outstanding shares...” In addition, please clarify whether this provision can be modified other than in connection with your initial business combination. We may have further comment.

We have revised the disclosure on pages 13 and 58 of the Registration Statement as requested.

19.	Please revise your page 18 disclosure to indicate your estimated costs of liquidation and clarify who will pay these costs of you do not have sufficient funds outside the trust at that time.

We have revised the disclosure on page 19 of the Registration Statement as requested.

Risk Factors, page 22

20.	Please clarify the reference to “as a result of specific factors” on page 22.

We have revised the disclosure on page 23 of the Registration Statement as requested to remove the above-referenced phrase.

21.	Please revise your third risk factor to disclose the amount initially being placed in trust in aggregate, and on a per share basis.

We have revised the disclosure on page 23 of the Registration Statement as requested.

22.	Please revise your page 23 risk factor to clearly disclose the number of competitors, instead of leaving such information blank.

We have revised the disclosure on page 24 of the Registration Statement as requested.

23.

Please add a risk factor to indicate that, because your directors have a lower cost basis in their investment, it allows them to profit from a deal even though the deal might be unprofitable for the public shareholders.

Securities and Exchange Commission
October 1, 2007

We have revised the disclosure on page 31 of the Registration Statement to include the above-referenced disclosure in the risk factor captioned “The founders have waived their right to participate in liquidation distributions with respect to the founders’ common stock and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for an initial business combination.” We believe it is more appropriate in this location rather than including it as a separate risk factor.

24.

It appears from the disclosure on page 27 that you may enter into an initial business combination with an entity that is affiliated with your officers, directors or founders. Add a separate risk factor. Clearly name all affiliated companies. Provide clear disclosure throughout the prospectus. We may have further comment.

We have revised the disclosure on pages 36 and 37 of the Registration Statement to provide the above-referenced risk factor as requested. As indicated in the new risk factor, the Company has no present intention to enter into a business combination with an entity that is directly or indirectly affiliated with its officers, directors or founders. Accordingly, we respectfully believe it is unnecessary to name all companies that such individuals are affiliated with. Moreover, all affiliated entities are described in the biographies of the Company’s officers and directors.

25.	Clarify in the second risk factor on page 29 those members of management that may remain following a business combination.

We have revised the disclosure on page 30 of the Registration Statement as requested.

26.	Please clarify the text of your page 29 risk factor “Our officers and directors may in the future...” to improve its readability

We have revised the disclosure on page 31 of the Registration Statement as requested.

27.

We note your disclosure in the risk factors that you may require converting shareholders to tender their shares prior to the consummation of your business combination. We note that the company has risk factor disclosure addressing the possibility that they will require shareholders to tender their shares in connection with the shareholder vote to approve a business combination and conversion process. Please revise, here and elsewhere, to provide additional discussion about this possibility. In issuing the following comments, please know that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly,

a.

Please provide clear disclosure in the Summary and Business sections regarding the additional steps that must be taken to elect conversion. Currently the discussion is difficult to follow. Your revised disclosure should clarify the steps required for holders in “street name” to exercise their conversion rights.

Securities and Exchange Commission
October 1, 2007

b.

Add clear disclosure explaining the reason for requiring that shareholders tender certificates prior to the vote, when there is no guarantee that conversion will occur. In. this regard, clearly disclose the risks to shareholders.

c.

Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. In this regard, clarify whether the $35 fee charged by the transfer agent is per share or per transaction. Also, include a statement indicating that this fee, to the extent it is passed through, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

d.

We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the Summary and Business to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

With respect to part (a) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“An eligible stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed initial business combination at a meeting held for that purpose (including at the meeting itself), but the request will not be granted unless the stockholder votes against the initial business combination and the initial business combination is approved and completed. Additionally, we may require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the initial business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The proxy solicitation materials that we will furnish to stockholders in connection with the

Securities and Exchange Commission
October 1, 2007

vote for any proposed initial business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements.”

Accordingly, we currently provide information as to what steps must be followed by investors seeking to effectuate conversion rights, whether or not the shares are held in street name. We have revised the disclosure on pages 15, 16 and 17 of the Summary section to add disclosure related to the foregoing.

With respect to part (b) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“The requirement for physical or electronic delivery prior to the [vote] ensures that a converting holder’s election to convert is irrevocable once the initial business combination is approved.”

We have revised the disclosure on page 59 of the Registration Statement to clarify that the requirement for physical or electronic delivery prior to the vote would be imposed to ensure that a converting holder’s election to convert is irrevocable once the initial business combination is approved. We have further revised the disclosure on page 59 of the Registration Statement to indicate that the Company does not believe that the requirement for physical or electronic delivery prior to the vote would disadvantage investors when compared to the traditional method of tendering shares following the vote.

With respect to the first three sentences of part (c) of the Staff’s comment, we currently indicate in the section titled “Proposed Business – Conversion rights” as follows:

“There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the converting holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise conversion rights to tender their shares prior to the meeting—the need to deliver shares is a requirement of conversion regardless of timing of when such delivery must be effectuated. Accordingly, this would not result in any increased cost to shareholders when compared to the traditional process.”

We have revised the disclosure to indicate that the $35 charge is per transaction as well as to indicate that the charge may discourage conversions and make it more beneficial to stockholders to simply sell their shares in the market.

With respect to the fourth sentence of part (c) of the Staff’s comment, we refer the Staff to our answer in response to part (b) of the Staff’s comment.

Securities and Exchange Commission
October 1, 2007

With respect to part (d) of the Staff’s comment, we refer the Staff to our answers in response to the previous parts of the Staff’s comment. Furthermore, we refer the Staff to the risk factor titled “We may require stockholders who wish to convert their shares in connection with a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.” on page 33 of the Registration Statement.

28.

Please revise your page 33 risk factor “Because of our limited resources . . .” to improve the clarity of the disclosure. In this regard, the latter portion of this risk factor appears to have been pasted from other portions of your document and is generally difficult to follow.

We have revised the disclosure on page 34 of the Registration Statement as requested.

Use of Proceeds, page 40

29.	Revise to indicate, if true, that funds may not be released from the trust account other than as described in your Form S-1.

We have revised the disclosure on page 42 of the Registration Statement as requested.

Proposed Business, Rage 50

30.	Revise to indicate whether any of your founders currently are, or have been in the past five years, affiliated with any blank-check company or other organization with a business plan similar to yours.

We have revised the disclosure on pages 1 and 31 of the Registration Statement as requested.

31.

We note your statement on page 52 that you “do not anticipate consummating an initial business combination with any entity that [y]our management has had discussions with regarding a possible business combination through their other business activities or with an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or affiliate thereof) that is affiliated with [y]our management team.” In this regard your reference to “anticipate” is confusing. Please revise to clarify, and expand on this statement. In addition, clearly disclose:

a.

Please clarify whether the company will or may invest alongside other blank check companies or private equity firms in pursuing a target business - including firms with which your founders are affiliated;

Securities and Exchange Commission
October 1, 2007

b.	Please indicate whether you will or may acquire or invest in any company which is or was a portfolio company, subsidiary, etc., of an entity with which your board/management is or was affiliated; and
c.	Please disclose whether you may invest alongside any affiliated entity in pursuing a target.

We have revised the disclosure on pages 53 and 74 of the Registration Statement as requested.

32.

Please revise your page 57 disclosure to indicate how long it takes DTC to process and deliver shares to you once a shareholder has made a request. Also, revise to indicate how long physical delivery of the shares would take. Finally, indicate the factors management would consider in requiring one method over the other.

With respect to the first sentence of the Staff’s comment, we currently indicate on pages 58 and 59 of the Registration Statement as follows:

“However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in ‘‘street name,’’ in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor.”

Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary in response to this portion of the Staff’s comment.

With respect to the second sentence of the Staff’s comment, we have revised the disclosure on page 58 of the Registration Statement to indicate that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent.

With respect to the third sentence of the Staff’s comment, we currently indicate on page 58 of the Registration Statement as follows:

“Additionally, we may require public stockholders, whether they are a record holder or hold their shares in ‘‘street name,’’ to either tender their certificates to our transfer agent at any time through the vote on the initial business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option.” (emphasis added)

Accordingly, we believe it is clear that the Company will not choose one method or another – instead, it will be at the holder’s option which method to choose. Accordingly, we have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

Securities and Exchange Commission
October 1, 2007

Management, page 67

33.

Please revise to clarify whether Mr. Horowitz is still on the board of directors of Tommy Hilfiger Corporation and in an appropriate section indicate whether they will or may be a competitor of yours in the search for an acquisition candidate. Also, clarify if Mr. Horowitz has any ties to Apax Partners or any other private equity firm.

We have revised the disclosure on page 68 of the Registration Statement to clarify that Mr. Horowitz is still on the board of directors of Tommy Hilfiger Corporation. We currently disclose on page 73 of the Registration Statement that Tommy Hilfiger may be a competitor of the Company and have set forth the applicable conflict that may arise as a result of this affiliation. Mr. Horowitz has no ties to Apax Partners except that both are investors in Tommy Hilfiger. Mr. Horowitz has a limited partnership interest in GF Capital, a private equity firm. Mr. Horowitz has no ties to any other private equity firm.

34.

In an appropriate section, revise to disclose whether Sportswear Holdings Limited currently has any portfolio companies which would fall within the branded consumer sector. Similar disclosure should be provided for any other private equity or investment banking firm listed in your officers and directors biographies.

The Company’s affiliates, including Sportswear, have portfolio companies which might be suitable target businesses for the Company to acquire. We have revised the disclosure on page 74 of the Registration Statement to clarify that although such affiliates have portfolio companies that may be suitable acquisition candidates for the Company, it does not have any intention to enter into a business combination with such entities.

35.

On page 69, under Executive Officers and Director Compensation, you state it is unlikely that you will know the amount of compensation to be paid to your officers and directors following your business combination as it will be up to the directors of the combined company to determine this. Please revise to indicate whether your existing management will actively refrain from seeking any employment with the combined company until after the transaction, and indicate whether you are permitted to address compensation issues relative to your existing management prior to the consummation of the transaction.

We have revised the disclosure on page 70 of the Registration Statement as requested.

Conflicts of Interest, page 71

36.

Please revise to discuss the role, if any, your founders currently anticipates having with the company following the combination. In this regard, some discussion of their preferences and intentions is warranted.

We have revised the disclosure on page 70 of the Registration Statement as requested.

Securities and Exchange Commission
October 1, 2007

37.

We note your disclosure, here and in the risk factors, that management has fiduciary duties to other companies which may present conflicts of interest with regard to the presentation of corporate opportunities. We believe that further disclosure is warranted. Accordingly, please disclose, preferably in tabular formal.

a.	A list of management affiliated entities for which a conflict is reasonably likely, including the officer or director whose affiliated entity presents the conflict issue;
b.	A statement as to how such a conflict will be resolved (i.e., which entity will have priority, how long will that entity have to decide to pursue an opportunity);
c.

The procedures that the company will follow for resolving conflicts of interest, including a statement regarding whether you will file a Form 8-K under Item 5.05 to cover any waiver of the right of first refusal agreement or your existing disclosure on this issue;

d.	The terms of the right of first refusal agreement referenced in your disclosure; also, please file this agreement as an exhibit.

With respect to part (a) of the Staff’s comment, we respectfully believe that the only affiliated entities for which a conflict is reasonably likely are the affiliations of (i) Lawrence S. Stroll and John D. Idol to Michael Kors Corporation, (ii) Lawrence S. Stroll to Sportswear Holdings Limited and (iii) Joel J. Horowitz to Tommy Hilfiger, which such affiliations are already disclosed on page 73 of the Registration Statement. Accordingly, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

With respect to part (b) of the Staff’s comment, we currently indicate that due to the aforementioned conflicts with Michael Kors Corporation, Sportswear Holdings Limited and Tommy Hilfiger, the Company will not be able to acquire a target business that is attractive to such entities unless they have first declined to accept such opportunity. Accordingly, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

With respect to part (c) of the Staff’s comment, we have revised the disclosure on page 74 of the Registration Statement as requested.

With respect to part (d) of the Staff’s comment, we currently disclose that each of Joel J. Horowitz, Lawrence S. Stroll and John D. Idol has agreed, subject to any pre-existing fiduciary or contractual obligations he might have, until the earliest of consummation of the Company’s initial business combination, its liquidation or such time as he ceases to be an officer or director, to present to the Company for its consideration, prior to presentation to any other entity, any

Securities and Exchange Commission
October 1, 2007

suitable business opportunity. Accordingly, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment. We will file the agreements with each of Messrs. Horowitz, Stroll and Idol as exhibits to the Registration Statement as soon as possible.

38.

Please clarify the practical meaning of your disclosure that your officers must present to you, “prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to [you] under the Delaware law, subject to any pre-existing fiduciary or contractual obligations ...”

We have revised the disclosure on page 74 of the Registration Statement as requested.

Principal Stockholders, page 74

39.

On page 75 you disclose that your existing shareholders may transfer their shares during the escrow period “by private sales with respect to up to one third of the founders’ units ... at prices no greater than the prices at which the shares were originally purchased...” Please revise to clarify the reason for allowing management to engage in sales in this circumstance, and address whether such sales would be made to consultants, employees, etc., in lieu of having the company pay compensation directly. In this regard, please clarify whether this provision is designed to be compensatory.

We have revised the disclosure on page 76 of the Registration Statement as requested.

Description of Securities, paste 80

40.

On page 84 you state that investors should review a copy of the warrant agreement for a complete description of the terms and conditions of the warrants. Please revise to indicate that you have disclosed all of the material provisions of the warrants in your Form S-1.

We have revised the disclosure on page 81 of the Registration Statement as requested.

41.

We note that your founders’, and sponsors’, securities are subject to escrow agreements which restrict the transfer or sale of the securities “except in certain limited circumstances.” Please revise to indicate:

a.	That you have described all of the circumstances in which transfers or sale would be permitted;
b.	Who is the counterparty to the agreement, and where the securities will be escrowed;
c.	Who is responsible for enforcing the agreement; and

Securities and Exchange Commission
October 1, 2007

d.	Whether the escrow may be waived and under what circumstances.

With respect to part (a) of the Staff’s comment, we have revised the disclosure on page 81 of the Registration Statement as requested.

With respect to part (b) of the Staff’s comment, the disclosure on page 82 of the Registration Statement already indicates that the shares will be placed in escrow with Continental Stock Transfer & Trust Company acting as escrow agent. We have revised the disclosure in this section to clarify that Continental will be holding such escrowed securities.

With respect to parts (c) and (d) of the Staff’s comment, we have revised the disclosure on page 82 of the Registration Statement as requested.

Underwriting, page 96

42.

Your disclosure on page 96 indicates that “[if all of the units are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.” Please advise us how this statement is consistent with the balance of your Form S-1 disclosure.

We have revised the disclosure on page 97 of the Registration Statement as requested.

Financial Statements

General

43.	Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12(g) of Regulation S-X.

We will provide a currently dated consent in any amendment and will consider the updating requirements of Rule 3-12(g) of Regulation S-X.

Notes to Financial Statements

Note D — Related Party Transactions, page F-11

44.

Considering the private placement warrants will be sold to JLJ Partners, an entity beneficially owned by your officers and Chairman of the Board, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

No compensation cost will be recognized in connection with the sponsor’s warrants that will be issued to JLJ, as the purchase price of the sponsor’s warrants reflects a premium over its

Securities and Exchange Commission
October 1, 2007

estimated value. The Company determined that the purchase price is at a premium by analyzing warrant prices of several similarly structured blank check companies after consummation of their initial public offerings and following separation of the common stock and warrants included within the units. The average trading price for the warrants of such companies was approximately $0.99, which is below the $1.00 purchase price. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary in response to this comment.

Exhibits

45.

We note that the company has not filed any of its exhibits in connection with its Form S-1. Please understand that we review, and frequently comment upon, these exhibits. Consequently, we request that you file these exhibits as early in this process as possible to facilitate this review.

Duly noted. We will file all exhibits as soon as possible.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Jeffrey M. Gallant
cc:	Joel J. Horowitz

Lawrence S. Stroll

John D. Idol